Exhibit 99.1

Media Release

May 6, 2022

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. – TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the Company’s 2022 information circular were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ annual meeting on May 6, 2022 (the Meeting) are set out below.

Each of the following 15 nominees proposed by management was elected as a director of TELUS:

				% Votes
Nominee	Votes For	% Votes For	Votes Withheld	Withheld
R.H. (Dick) Auchinleck	711,680,872	97.29%	19,836,860	2.71%
Raymond T. Chan	729,814,145	99.77%	1,703,587	0.23%
Hazel Claxton	730,416,790	99.85%	1,100,943	0.15%
Lisa De Wilde	725,041,286	99.11%	6,476,446	0.89%
Victor Dodig	718,118,864	98.17%	13,398,869	1.83%
Darren Entwistle	727,053,220	99.39%	4,464,512	0.61%
Thomas Flynn	730,442,650	99.85%	1,075,082	0.15%
Mary Jo Haddad	722,332,042	98.74%	9,185,690	1.26%
Kathy Kinloch	724,566,887	99.05%	6,950,845	0.95%
Christine Magee	726,929,167	99.37%	4,588,566	0.63%
John Manley	723,073,839	98.85%	8,443,894	1.15%
David Mowat	722,977,978	98.83%	8,539,755	1.17%
Marc Parent	713,462,079	97.53%	18,055,654	2.47%
Denise Pickett	725,184,910	99.13%	6,332,823	0.87%
W. Sean Willy	729,325,610	99.70%	2,192,123	0.30%

All matters voted on at the Meeting were approved as follows:

				% Votes
			Votes Withheld /	Withheld /
Matter	Votes For	% Votes For	Against	Against
Appointment of auditors	688,980,072	92.95%	52,244,100	7.05%
Advisory vote to accept TELUS’ approach to executive compensation	680,646,729	93.05%	50,870,999	6.95%
Reconfirmation of the Company’s shareholder rights plan	686,875,770	93.90%	44,626,960	6.10%

Final voting results on all matters voted on at the Meeting will be published shortly on telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and ecommerce and FinTech. TELUS and TELUS International operate in 28 countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

For more information, please contact:

Jacinthe Beaulieu

418-318-6102

Jacinthe.Beaulieu@telus.com